News Release

Dynasty and NextMart To Create Powerful Brand For

Targeting China’s Young Urban Males & Females

Montreal, Canada & Beijing, China…..2 April 2007…..Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DYNFF”) today announced the signing of a joint venture agreement with China’s NextMart Inc. for the creation of a powerful new brand, in the form of a highly profiled e-commerce website, that will focus primarily on China’s approximately 200 million young urban males and females aged 18 to 25.

Dynasty chief executive Albert Barbusci stated, “This universe of young urban adults represents our ideal demographic. It comprises people who are currently spending over $7 billion annually on entertainment and non-essentials, and who represent 90 percent of China’s total broadband subscribers. By jointly creating this powerful brand, we will participate in the benefits associated with a tightly controlled website, the management of user data, and the marketing and promotion of our online Mahjong and other Asian games. This audience, often acknowledged as potentially the most powerful universe of consumers in the world, will provide enormous traction for our online Mahjong and other gaming products.”

Many of China’s young urban males and females have adopted for themselves the American nickname “Bobos”, a derivative of bourgeois bohemian. Under the banner of Bobo Media, the new brand will be promoted through YUMales, an e-commerce site that will be promoted as ‘the Internet for young men’. It will feature XSTV, a popular and highly successful extreme sports brand and television program that has won numerous industry awards, including Emmy nominations, as well as having achieved some of the highest U.S. audience ratings for an extreme sports show. In addition to its already large following of young males, many young urban females are expected to be attracted as a result of the keenness of females to chat with extreme sports enthusiasts who post their video clips on the YUM site. Dynasty’s Mahjong and other electronic games, together with a loyalty program through which points can be earned, will be a major feature of the YUM site.

Barbusci added, “Creating a specialized and controlled vertical that showcases our online games is a very significant first step but there are others that will follow, such as the sale of advertising. The opportunities available to us for gaining market dominance and financial returns through the creation of this brand are almost unlimited.”

Dr. Bruno Wu, chief executive of NextMart’s parent company, Sun Media Investment Holdings Ltd., stated, “This agreement allows us to do what we do best: develop very sizeable online communities for targeted audiences as a means of providing in-demand products and services from which revenues will be generated. The creation of a powerful and dynamic e-commerce site, targeting China’s population of 18 to 25 year old urban males and females, will provide our respective organizations with a platform for reaching a universe of people keen to make their own decisions and to follow their own ideas. This demographic represents the new China; it is made up of many people who embrace the late Deng Xiaoping’s proclamation that “to get rich is glorious”. Through a combination of our brand building skills and Dynasty’s marketing and gaming expertise, we can play a role in the realization of that proclamation.”

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.

In cooperation with Beijing-based 95Joy, Dynasty Gaming, through its wholly-owned subsidiaries, is aggressively pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software. Success to date includes the establishment of a relationship with Beijing Junnet Online E-Commerce Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a partnership with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users.

Dynasty’s relationship with Sun Media Investment Holdings Ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. Agreements also exist with Betex (www.betexgroup.plc.uk) covering sports lotteries and SSI (www.sino.com) covering welfare lotteries, which further expand the range of distribution channels through which Dynasty-sourced content will be marketed and managed in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) allows Dynasty to provide all of its marketing channel partners with its own Mahjong game together with LVFH’s full suite of popular Asian-style specialty games. Commencement of multi-site online play of Mahjong in China is expected to begin in April, 2007. Competition for seats at a World Cup of Mahjong event, scheduled for June 2007 in Macau, PRC, will serve as an incentive for a large universe of players.

Dynasty Gaming’s 92.1 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com and on SEDAR (www.sedar.com) under Dynasty Gaming Inc.

About NextMart Inc.

NextMart is an online trade media and merchant company that builds direct-buyer communities and services them with digital media offerings, online exhibitions and customer loyalty programs. NextMart also builds e-enabled distribution systems, transaction platforms and business communities in fast-growing Chinese vertical markets, connecting buyers and sellers with a suite of turnkey digital media, e-commerce and information management solutions. Companies leverage NextMart’s web-based business media communities to access vital industrial intelligence and forge trading relationships with suppliers and buyers that promote cost efficiencies and increased distribution reach. To learn more, please visit www.sunnewmedia.net.

For Additional Information Contact:

Albert Barbusci	Thomas Walsh	Frederic Thenault
Dynasty Gaming Inc.	Alliance Advisors, LLC	Sun Media Investment Hldg.
(514) 288-0900 Ext. 224	(646) 415-8321	frederic@chinasunmedia.com